Exhibit 99.1

Trip.com Group Limited Reports Unaudited First Quarter of 2023 Financial Results

Shanghai, China, June 8, 2023 - Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the first quarter of 2023.

Key Highlights for the First Quarter of 2023

•	Domestic and international business continued to show robust recovery in the first quarter of 2023

•	Domestic hotel bookings grew by more than 100% year over year.

•	Same city staycation hotel bookings grew by 150% compared to those for the same period in 2019, the pre-COVID level.

•	Outbound hotel and air reservations recovered to over 40% of those for the same period in 2019, the pre-COVID level, despite a 15% recovery in the overall outbound aviation market.

•	Air-ticket bookings on the Company’s global OTA platforms grew by over 200% year over year, and grew by over 100% compared to those for the same period in 2019, the pre-COVID level.

•	The Company delivered strong results in the first quarter of 2023

•	Net revenue increased by 124% year over year and exceeded that for the same period in 2019, the pre-COVID level.

•

Net income for the first quarter was RMB3.4 billion (US$491 million), which improved from a net loss of RMB1.0 billion for the same period in 2022 and net income of RMB2.1 billion for the previous quarter.

•	Adjusted EBITDA for the first quarter was RMB2.8 billion (US$410 million). Adjusted EBITDA margin was 31%, compared to 2% for the same period in 2022 and 6% for the previous quarter.

“During the first quarter of 2023, there has been an upsurge in both domestic and outbound travel activities in China,” said James Liang, Executive Chairman. “We are encouraged to see the world becoming more open and connected at the start of 2023. We remain positive for the outlook of the global travel industry and the opportunities that lie ahead.”

“We are delighted to see that our first quarter results have demonstrated the long-term growth prospects of the travel industry and the strong execution of our team,” said Jane Sun, Chief Executive Officer. “Over the past three years, we have focused on strengthening our supply chain, content offerings, and service quality. Such improvements empower us to better capture the pent-up demand for travel and establish a solid foundation for sustainable growth.”

First Quarter of 2023 Financial Results and Business Updates

The Company’s business has been significantly recovered since most of the travel restrictions and quarantine requirements in China were lifted. The accumulative travel backlog demand has been releasing since January 2023.

For the first quarter of 2023, Trip.com Group reported net revenue of RMB9.2 billion (US$1.3 billion), representing a 124% increase from the same period in 2022 and an 83% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Accommodation reservation revenue for the first quarter of 2023 was RMB3.5 billion (US$507 million), representing a 140% increase from the same period in 2022 and a 106% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Transportation ticketing revenue for the first quarter of 2023 was RMB4.2 billion (US$605 million), representing a 150% increase from the same period in 2022 and an 89% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Packaged-tour revenue for the first quarter of 2023 was RMB386 million (US$56 million), representing a 211% increase from the same period in 2022 and a 135% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Corporate travel revenue for the first quarter of 2023 was RMB445 million (US$65 million), representing a 100% increase from the same period in 2022 and a 61% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Cost of revenue for the first quarter of 2023 increased by 53% to RMB1.6 billion (US$238 million) from the same period in 2022 and increased by 37% from the previous quarter, primarily due to the substantial recovery of travel market. Cost of revenue as a percentage of net revenue was 18% for the first quarter of 2023.

Product development expenses for the first quarter of 2023 increased by 35% to RMB2.7 billion (US$389 million) from the same period in 2022 and increased by 27% from the previous quarter, primarily due to an increase in product development personnel related expenses. Product development expenses as a percentage of net revenue was 29% for the first quarter of 2023.

Sales and marketing expenses for the first quarter of 2023 increased by 108% to RMB1.8 billion (US$256 million) from the same period in 2022 and increased by 53% from the previous quarter, primarily due to an increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 19% for the first quarter of 2023.

General and administrative expenses for the first quarter of 2023 increased by 53% to RMB891 million (US$130 million) from the same period in 2022 and increased by 9% from the previous quarter, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenue was 10% for the first quarter of 2023.

Income tax expense for the first quarter of 2023 was RMB341 million (US$50 million), compared to income tax benefit of RMB14 million for the same period in 2022 and income tax expense of RMB246 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

Net income for the first quarter of 2023 was RMB3.4 billion (US$491 million), compared to net loss of RMB1.0 billion for the same period in 2022 and net income of RMB2.1 billion for the previous quarter. Adjusted EBITDA for the first quarter of 2023 was RMB2.8 billion (US$410 million), compared to RMB91 million for the same period in 2022 and RMB286 million for the previous quarter. Adjusted EBITDA margin was 31% for the first quarter of 2023, compared to 2% for the same period in 2022 and 6% for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the first quarter of 2023 was RMB3.4 billion (US$491 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB1.0 billion for the same period in 2022 and net income attributable to Trip.com Group’s shareholders of RMB2.1 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense) and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the first quarter of 2023 was RMB2.1 billion (US$300 million), compared to non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB36 million for the same period in 2022 and non-GAAP net income attributable to Trip.com Group’s shareholders of RMB498 million for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB5.02 (US$0.73) for the first quarter of 2023. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB3.07 (US$0.45) for the first quarter of 2023. Each ADS currently represents one ordinary share of the Company.

As of March 31, 2023, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB68.0 billion (US$9.9 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM EST on June 7, 2023 (or 8:00 AM CST on June 8, 2023) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BI17472948791e4acabf2ae31d36cdf7f6

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, the impact of COVID-19 to Trip.com Group’s business operations, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of the variable interest entities and the contractual arrangements among Trip.com Group, the variable interest entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2022 RMB (million)	March 31, 2023 RMB (million)	March 31, 2023 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	18,487	30,576	4,452
Short-term investments	25,545	17,386	2,532
Accounts receivable, net	5,486	9,257	1,348
Prepayments and other current assets	11,917	15,167	2,208
Total current assets	61,435	72,386	10,540
Property, equipment and software	5,204	5,140	748
Intangible assets and land use rights	12,825	12,781	1,861
Right-of-use asset	819	757	110
Investments (Includes held to maturity time deposit and financial products of RMB 15,527 million and RMB 20,048 million as of December 31,2022 and March 31, 2023, respectively)	50,177	56,720	8,259
Goodwill	59,337	59,340	8,641
Other long-term assets	570	596	87
Deferred tax asset	1,324	1,413	206
Total assets	191,691	209,133	30,452
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	32,674	39,231	5,712
Accounts payable	7,569	11,287	1,644
Advances from customers	8,278	10,467	1,524
Other current liabilities	12,718	13,562	1,975
Total current liabilities	61,239	74,547	10,855
Deferred tax liability	3,487	3,485	507
Long-term debt	13,177	13,453	1,959
Long-term lease liability	534	498	73
Other long-term liabilities	235	263	38
Total liabilities	78,672	92,246	13,432
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	112,283	116,150	16,913
Non-controlling interests	736	737	107
Total shareholders’ equity	113,019	116,887	17,020
Total liabilities and shareholders’ equity	191,691	209,133	30,452

Trip.com Group Limited

Unaudited Consolidated Statements of (Loss)/Income

(In millions, except share and per share data)

	Quarter ended March 31, 2022 RMB (million)	Quarter ended December 31, 2022 RMB (million)	Quarter ended March 31, 2023 RMB (million)	Quarter ended March 31, 2023 USD (million)
Revenue:
Accommodation reservation	1,450	1,689	3,480	507
Transportation ticketing	1,663	2,204	4,156	605
Packaged-tour	124	164	386	56
Corporate travel	222	277	445	65
Others	652	697	744	108
Total revenue	4,111	5,031	9,211	1,341
Less: Sales tax and surcharges	(2)	(4)	(13)	(2)
Net revenue	4,109	5,027	9,198	1,339
Cost of revenue	(1,067)	(1,199)	(1,637)	(238)
Gross profit	3,042	3,828	7,561	1,101
Operating expenses:
Product development *	(1,974)	(2,104)	(2,674)	(389)
Sales and marketing *	(843)	(1,148)	(1,755)	(256)
General and administrative *	(584)	(816)	(891)	(130)
Total operating expenses	(3,401)	(4,068)	(5,320)	(775)
(Loss)/income from operations	(359)	(240)	2,241	326
Interest income	591	458	441	64
Interest expense	(341)	(427)	(486)	(71)
Other (expense)/income	(707)	2,745	1,652	241
(Loss)/income before income tax expense and equity in income of affiliates	(816)	2,536	3,848	560
Income tax benefit/(expense)	14	(246)	(341)	(50)
Equity in loss of affiliates	(199)	(210)	(133)	(19)
Net (loss)/income	(1,001)	2,080	3,374	491
Net loss/(income) attributable to non-controlling interests	12	(23)	1	0
Net (loss)/income attributable to Trip.com Group Limited	(989)	2,057	3,375	491
(Losses)/earnings per ordinary share
- Basic	(1.52)	3.17	5.18	0.75
- Diluted	(1.52)	3.12	5.02	0.73
(Losses)/earnings per ADS
- Basic	(1.52)	3.17	5.18	0.75
- Diluted	(1.52)	3.12	5.02	0.73
Weighted average ordinary shares outstanding
- Basic	647,812,835	649,893,734	651,849,468	651,849,468
- Diluted	647,812,835	658,660,803	672,743,729	672,743,729

* Share-based compensation included in Operating expenses above is as follows:
Product development	107	147	179	26
Sales and marketing	18	37	31	5
General and administrative	98	126	168	24

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter ended March 31, 2022 RMB (million)	Quarter ended December 31, 2022 RMB (million)	Quarter ended March 31, 2023 RMB (million)	Quarter ended March 31, 2023 USD (million)
Net (loss)/income	(1,001)	2,080	3,374	491
Less: Interest income	(591)	(458)	(441)	(64)
Add: Interest expense	341	427	486	71
Add: Other expense/(income)	707	(2,745)	(1,652)	(241)
Add: Income tax (benefit)/expense	(14)	246	341	50
Add: Equity in loss of affiliates	199	210	133	19
(Loss)/income from operations	(359)	(240)	2,241	326
Add: Share-based compensation	223	310	378	55
Add: Depreciation and amortization	227	216	201	29
Adjusted EBITDA	91	286	2,820	410
Adjusted EBITDA margin	2%	6%	31%	31%
Net (loss)/income attributable to Trip.com Group Limited	(989)	2,057	3,375	491
Add: Share-based compensation	223	310	378	55
Add: Loss/(gain) from fair value changes of equity securities investments and exchangeable senior notes	785	(1,945)	(1,648)	(240)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(55)	76	(40)	(6)
Non-GAAP net (loss)/income attributable to Trip.com Group Limited	(36)	498	2,065	300
Weighted average ordinary shares outstanding- Diluted-non GAAP	647,812,835	658,571,739	672,743,729	672,743,729
Non-GAAP Diluted (losses)/income per share	(0.06)	0.76	3.07	0.45
Non-GAAP Diluted (losses)/income per ADS	(0.06)	0.76	3.07	0.45

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8676 on March 31, 2023 published by the Federal Reserve Board.